Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

SpaceX launches Dragon cargo spacecraft to the Space Station with new Falcon 9

TechCrunch

By Aria Alamalhodaei

3 June 2021

SpaceX’s Dragon capsule is once again heading to the International Space Station.

The company launched its 22nd Commercial Resupply Services (CRS) mission for NASA on Thursday. This is the fifth capsule SpaceX has sent to ISS in the last twelve months, SpaceX director of Dragon mission management Sarah Walker noted in a media briefing Tuesday. It’s also the first launch of the year on a new Falcon 9 rocket booster.

The rocket took off from Cape Canaveral in Florida at 1:29 PM eastern time, right on schedule despite the threat of storm clouds from the south and east. The first stage separated as planned and touched down on the “Of Course I Still Love You” droneship in the Atlantic Ocean eight minutes after launch. The second stage, which takes the capsule to orbit, separated 12 minutes after launch, also right on schedule.

The Falcon 9 Rocket launch vehicle is sending more than 7,300 pounds of research materials, supplies, and hardware, including new solar arrays, to the ISS crew. It’s the second mission under SpaceX’s new CRS contract with NASA; the first took place last December.

Dragon is carrying a number of research experiments to be conducted on the ISS, including oral bacteria to test germ growth with Colgate toothpaste; a number of tardigrades (also affectionately called water bears), primordial organisms that will attempt to fare and reproduce in space environments; and an investigation that will study the effects of microgravity on the formation of kidney stones – an ailment that many crew members display an increased susceptibility to during spaceflight.

The capsule is also delivering fresh food, including apples, navel oranges, lemons, and avocados.

Of the over 7,300 pounds of cargo, around 3,000 pounds will be taken up by a new roll-out, “flex blanket” solar array developed by space infrastructure company Redwire. As opposed to more traditional rigid paneled solar arrays, flex blanket technology provides more mass and performance benefits, Redwire technical director Matt LaPointe told TechCrunch.

The arrays were placed in the Dragon’s unpressurized trunk. It’s the first of three missions to send iROSA solar arrays to the station, with each mission carrying two arrays, LaPointe said. Once installed, the six iROSA arrays will collectively produce over 120KW of power. Redwire, which announced in March that it would go public via a merger with a special purpose acquisition company, says the new iROSA arrays will improve the ISS’s power generation by 20-30%.

The Dragon capsule is set to arrive at the space station at around 5 AM on June 5, where it will autonomously dock on a port of the Harmony module of the ISS. It will spend more than a month with the station before splashing down in the Atlantic with research and return cargo.

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements include estimated financial information, including without limitation, forecasted revenue and revenue CAGR. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp.

You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. intends to file with the SEC a preliminary proxy statement / prospectus and will mail a definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination.

It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read, when available, the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus will be mailed to Genesis Park Acquisition Corp. shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary proxy statement / prospectus and the definitive proxy statement / prospectus once they are available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: investorrelations@redwirespace.com. This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination will be set forth in the proxy statement / prospectus for the transaction when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement / prospectus that Genesis Park Acquisition Corp. intends to file with the SEC.